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Coronavax

Long COVID is a Global health crisis affecting up to 400 million people. As of August 2024, only one new drug is in human clinical trials. At Coronavax, we are going to change this with your help. ...

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This Reg CF offering is made available through PicMii Crowdfunding, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



Coronavax Crowdfunding Campaign
COVID-19 vaccine • A
COVID-19 vaccine is a...
A dream life post COVID
will soon be a reality

Raised	Days Left
$0	125

✓ Launch — 2 $10,000 Min — 3 $1,235,000 Max

Overview | Team | About | Communication Channel | Updates

Business Description

A Dream Life Post Covid Will Soon Be a Reality

People with Long COVID experience severe health problems, and there is an urgent need for effective treatments available to help them recover. Coronavax is developing CVAX-001, a new therapeutic that uses ideas from immunotherapy to teach the immune system to attack the infected cells and reduce chronic inflammation through mucosal immunity.

By supporting Coronavax, you can help get CVAX-001 tested in human trials and approved, offering a new treatment option that has the goal of bringing relief and hope to millions of people with Long COVID.

Problem

Long COVID presents a significant medical challenge for both patients and drug developers. The lack of validated biomarkers to confirm diagnosis is an obstacle.

With over 200 symptoms affecting every major organ system, it presents a complex problem for over 65 million people globally. In the United States, an estimated 7.5% of adults have Long COVID symptoms.



7.5% of U.S. adults experience symptoms lasting over three months.

65 million affected globally

Security Type:

Equity Security

Price Per Share

$5.00

Shares For Sale

247,000

Post Money Valuation:

10,000,000

Investment Bonuses!

Time-Based Incentives (Discount applied at time of investing):

Super Early Bird Bonus: Invest within the first 10 days of this Regulation Crowdfunding offering and receive a 20% discount on the share price.

Early Bird Bonus: Invest within the first 3 weeks of this Regulation Crowdfunding offering and receive a 15% discount on the share price.

Last Chance Bonus: Invest within the first 31 days of this Regulation Crowdfunding offering and receive a 10% discount on the share price.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the

65 million affected globally

The financial burden is substantial, with costs to the U.S. economy estimated at $3.7 trillion. This includes $233 billion in lost wages and $528 billion in healthcare expenses.

Despite this widespread impact, there are few FDA-approved treatments available.
Patients must rely on off-label drug use and rehabilitation, with few new drug entities specifically for Long COVID entering human trials as of August 2024. This is a huge, growing problem that requires a creative solution

Solution

CVAX-001 Offers a Novel Solution!

That's where CVAX-001 comes in. This innovative therapeutic delivered by nasal spray is designed to eliminate the virus directly at its source, the infected cells.

When administered nasally, CVAX-001 is absorbed by immune cells in the nasal mucosa, which then travel to lymphoid tissue to activate B and T cells. This activation triggers the production of mucosal antibodies and killer T cells. These cells work together to eliminate infected cells and neutralise the virus. By targeting the virus in the lungs, airways, and gut, CVAX-001 is designed to prevent runaway inflammation signals from infected cells. With spike proteins from Wuhan-1, Delta, and Omicron strains, CVAX-001 stimulates antibodies and T cells capable of recognizing a broad spectrum of viral variants.



CVAX-001 offers a promising new approach to treatment of Long COVID, aiming to alleviate symptoms and restore a high quality of life for those affected.

Business Model

If CVAX-001 is successful in human clinical trials, it will be a regulated, approved pharmaceutical product under the FDA Center for Biologics. CVAX-001 will then be available by prescription following a diagnosis of Long COVID by a physician.

The product will be manufactured in Good Manufacturing Practice (GMP) facilities, ensuring high standards of quality and safety. It will be stored at a controlled temperature range of 2-6°C in an FDA-approved application device to maintain its stability. Once produced, CVAX-001 will be distributed to pharmacies and physicians' offices, ensuring timely access for patients in need.

Following approval, payment for CVAX-001 is expected to be covered by insurance providers and government health agencies. These entities have a vested interest in reducing the number of individuals on disability and helping patients

meet the perk requirement. All perks occur when the offering is completed.

***Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

Regulatory Exemption:

Regulation Crowdfunding – Section 4(a)(6)

Deadline:

December 31, 2024

Minimum Investment Amount:

$250

Target Offering Range:

$10,000-$1,235,000

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission

Following approval, payment for CVAX-001 is expected to be covered by insurance providers and government health agencies. These entities have a vested interest in reducing the number of individuals on disability and helping patients return to the workforce. By addressing the needs of Long COVID patients, CVAX-001 aims to support their recovery and facilitate a smoother reintegration into daily life and employment.

Market Projection

Large and Growing Market Size

Long COVID affects at least 65 million globally, including 18 million in the USA. This creates a huge market opportunity for Coronavax.

- – Total Addressable Market (TAM): 65 million patients worldwide.
- – Service Addressable Market (SAM): 43 million patients, assuming 66% of the TAM can access CVAX-001.
- – Service Obtainable Market (SOM): 17.2 million patients, or 40% of the SAM.



With a licensing deal with a pharmaceutical partner, Coronavax expects to earn upfront payments and royalties. Assuming a 5% royalty rate and 7% annual sales growth, CVAX-001 could generate **$5.67 billion** in revenue over five years.

Coronavax aims to meet the needs of Long COVID patients worldwide, offering significant benefits to both patients and investors.

Revenue Potential by Region:

- – USA: 23.8 million patients, with a potential revenue of $3.93 billion.
- – Canada: 3.5 million patients, with $578 million in revenue.
- – Europe: 18 million patients, with $2.97 billion in revenue.
- – India: 40 million patients, with $6.6 billion in revenue.
- – China: Over 20 million patients, with $3.3 billion in revenue.

Competition

Current Therapies are High Cost and Low Benefit

Existing treatments for Long COVID cost about $9,000 per patient annually and offer limited benefits. CVAX-001 aims to provide a more effective and economical solution.

Most Long COVID treatments today use rehabilitation and off-label drugs meant for other conditions. These methods can ease symptoms but often can't eliminate the virus or infected cells. Research on clinicaltrials.gov as of August 2024 shows that of 23 active trials for Long COVID in the USA, only a few focus on developing new therapies:

- – 15 trials are testing existing drugs used for other conditions (off-label).
- – 7 trials involve dietary supplements: Vitamins, plant extracts, etc.
- – Only 1 trial explores a new drug, Enistrelvir, from Shinogi Pharma in Japan.

While there are treatments available, most only address specific symptoms or one organ system, and not the root cause. CVAX-001 offers a unique solution by targeting the underlying issue of infected cells, which could greatly improve a patient's chance of recover by eliminating the inflammatory signals.

Traction & Customers

Coronavax has made significant strides in several critical areas essential for a biotechnology company: patent protection, proof of safety and mechanisms of action, and team development.

Patent Protection:

Coronavax has filed utility patents for the composition of matter and method of use for CVAX-001 in major markets, including the USA, Canada, Europe, China, and India. These regions account for 75% of the global Long COVID population. CEO Bruce Lyday is currently holds ten issued patents.

Animal Tests: Proof of Safety and Mechanisms of Action:

Our preclinical testing has demonstrated promising results for CVAX-001. Creative Biolabs in Long Island, NY, has manufactured CVAX-001 to laboratory-grade standards using cutting-edge recombinant protein and lipid nanoparticle technology. In tests on C57 mice, CVAX-001 was well-tolerated when administered intranasally and produced high levels of blood antibodies against Wuhan-1, Delta, and Omicron SARS-CoV-2 strains measured by an ELISA test.

ELISA stands for Enzyme-Linked Immunosorbent Assay. When antibodies in the sample react with the spike protein in the plate well, this blocks light shining through. By comparing these values to that of a known amount of protein, we can measure the level of antibodies in the sample.






Figure 6. Detection of IgG antibodies in 8 groups (* *p*<0.05)

Further testing at MRI labs in Kansas City, MO, used the Omicron BA.1 virus strain, which is more difficult to neutralize with antibodies than Wuhan-1 or Delta strains. where CVAX-001 showed high levels of neutralising antibodies in a TCID50 assay. In acute infection tests, hamsters treated with CVAX-001 displayed a dose-dependent reduction in lung inflammation and haemorrhage, alongside positive weight changes in Long COVID models. Your investment will support the continued research and development activities to bring CVAX-001 to human trials.

*Disclaimer: These statements have not been evaluated by the U.S. Food and Drug Administration. CVAX-001 is considered a biological therapeutic by the FDA Center for Biologics (CBER), Office of Viral Vaccines. Not product regulated by the FDA can be promoted as safe and effective until it has been tested in human trials and approved for sales. CVAX-001 is in the preclinical phase of development.

Investors

Coronavax closed an equity seed round of $655,000 in February 2022. The majority of the expenses have been on patenting and research and development, including manufacturing CVAX-001 twice and two animal tests.

Use of Proceeds

The proceeds from the CF equity raise will allow us to bring CVAX-001 closer to human trials. The figures below are estimates and may change due to strategic, economic, and/or other factors.



Terms

Up to $1,235,000 in Common Stock at $5.00 per share with a minimum target amount of $10,000.

Offering Minimum: $10,000 | 2,000 shares of Common Stock
Offering Maximum: $1,235,000 | 247,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.00 per Share
Minimum Investment Amount (per investor): $250

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $250. The Company must reach its Target Offering Amount of $10,000 by December 31, 2024 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Risks

Please be sure to read and review the Offering Statement. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Risks Specific To Biotechnology Companies

1. Science Risk: Drug development is a risky endeavour due to the high failure rate of new drugs during the preclinical and clinical testing phases. For cancer, 10,000 compounds are required to enable one new drug approval. Drugs can be found to have safety problems due to toxicity, or they can lack efficacy in humans. Animal models are generally adequate to predict toxicity but cannot replicate the human disease condition.

1. Science Risk: Drug development is a risky endeavour due to the high failure rate of new drugs during the preclinical and clinical testing phases. For cancer, 10,000 compounds are required to enable one new drug approval. Drugs can be found to have safety problems due to toxicity, or they can lack efficacy in humans. Animal models are generally adequate to predict toxicity but cannot replicate the human disease condition.

If CVAX-001 is found to be unsafe in humans, the company is at risk for halting operations and investors could lose part or all of their money. If it is found to be safe, but lacks efficacy to help patients with Long COVID, it could fail to gain regulatory approval from the FDA. This could cause the company to halt operations and investors could lose part or all of their money.

2. Business Risks: Biotechnology startups have high failure rates. This is mainly due to the long timelines until a drug is approved to generate revenue, and the scarcity of capital. These two factors are linked, as many investors are reluctant to tie up their investment funds for 5-7 years earning zero interest waiting for the company to succeed.

Biotechnology firms must source capital from Venture Capital investment firms or seek a technology licence agreement with a larger pharmaceutical firm. The competition for venture funding is intense, with only 5-10% of companies landing Series A rounds. Venture funding has shifted towards larger, later-stage deals in place of the $5-15M USD A rounds seen in the past.

If the company is unable to find a pharmaceutical firm to partner with on a licensing deal and is unable to obtain Series A funding from Venture Capital, it could be forced to halt operations. In this case, investors could lose part or all of their money.

Another business risk is competition. As Long COVID is a huge market need, other companies are trying to develop drugs to help patients with the disease. These companies may have access to more resources than Coronavax and be able to get their products to the approval stage before CVAX-001. In the case of growing competition, even if CVAX-001 is found to be safe and effective, it could limit market share or pricing in a way to reduce revenues. If competing products dominate the market, Coronavax could be prevented from gaining any market share and halt operations. In this case, investors could lose part or all of their money.

Overview | Team | About | Communication Channel | Updates



Bruce Lyday, B.A. Biology
CEO
Background
30 years of research in cancer immunotherapy. Former Oncology Trials Director. 10 Patents, 1 IND approval.



Adam Ruskin, Ph.D., D.V.M
VP, Clinical Operations
Background
Former clinical lead for Moderna. Former Epidemiologist, C.D.C.



Robert Hopkins, M.D.
Chief Medical Officer (CMO)
Background
Tulane U., Infectious Diseases. Former FDA Reviewer. Senior Medical Adviser, BARDA. 20+ vaccines developed.



Matt Gawin
Chief Financial Officer (CFO)
Background
B.S., Carrol College, WI., Econ./B.A. M.B.A., U. Of Illinois, Strategic Planning. GE Capital-Information Systems.

Overview | Team | About | Communication Channel | Updates

Company Name
Coronavax

Location
2229 West Mills Drive
Orange, California 92868

Number of Employees
10

Company Website

Incorporation Type
C-Corp

State of Incorporation
DE

Date Founded
July 31, 2023